Exhibit 99.1

For Immediate Release

NORSAT ANNOUNCES RECEIPT OF INDICATIONS OF INTEREST

Vancouver, British Columbia – September 19, 2016 – Norsat International Inc. (“Norsat” or the “Company”) (TSX: NII and NYSE MKT: NSAT), a provider of unique and customized communication solutions for remote and challenging applications, today announced that it has recently received indications of interest from multiple parties with respect to a strategic transaction. Privet Fund Management LLP (“Privet”) is one such party that has offered to acquire the Company for cash consideration of US$8.00 per share subject to due diligence, financing and other conditions.

Norsat has retained Raymond James Ltd. as its financial advisor and McMillan LLP as its legal advisor to assist the Company's Board of Directors (the “Board”) in reviewing and evaluating the proposals and comparing such proposals to Norsat's standalone strategic plan, consistent with the Board's fiduciary duties. The review process initiated by the Board could result in bids with consideration higher than US$8.00 per share and the Company will work with its advisors to consider the proposals as well as other potential opportunities in comparison to the Company's long-term strategic plan.

The Company has not established a definitive timeline to complete this review and no decision has been reached at this time. There can be no assurance that the review being undertaken will result in a business combination or a path different from the Company's current strategic plan. The Company does not intend to make any further announcements regarding the review unless and until the Board has approved a specific transaction or other course of action requiring disclosure.

About Norsat International Inc.
Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements
The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should”

occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com